SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Subject Company)

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919)786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on October 17, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”), relating to the tender offer (the “Offer”) by MPF Flagship Fund 14, LLC; MPF Flagship Fund 15, LLC; MPF Income Fund 26, LLC; MPF Platinum Fund, LP; MPF Northstar Fund, LP and Coastal Realty Business Trust (the “Offerors”), to purchase up to 10,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of the Company, at a price of $5.00 per Share, less the amount of any dividends declared or made with respect to the Shares on or between the date of the Offer and the expiration date of the Offer, in cash (less any required withholding taxes and without interest) (the “Offer Price”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to update Item 2 and Item 4 of the Schedule 14D-9, as reflected below:

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is supplemented with the following information:

Described below is the Company’s calculation showing that, based on the Company’s interpretation of the Offerors’ statement that they intend to deduct “dividends declared or made” with respect to the Shares from the commencement of the Offer through its stated expiration date of November 21, 2011, the net Offer Price is expected to be approximately $4.78 per Share.

Gross Offer Price	$5.00
Less the dividend paid on each Share on October 15, 2011	($0.15)
Less the dividend accruing during the Offer period (1)	($0.07)

Net Offer Price	$4.78

(1)       The quarterly dividend declared for the fourth quarter of 2011 is $0.125 per Share, payable to Stockholders of record as of the close of business on each day during the period, from October 1, 2011 through and including December 31, 2011, prorated for the period of ownership. Thus, the declared dividend accrues on a daily basis, at a rate of $0.0013587 per day for each of the 92 days in the fourth quarter. There are 52 days in the Offer period, resulting in $0.0706522 of accrued dividend per Share. If the Offer period is extended, then the declared dividend will continue to accrue on each day of the extended Offer period and the accrued amount will be deducted from the Offer price.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Item 4(c) of the Schedule 14D-9 is amended and superseded by the following:

(c) Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management and representatives of DLA Piper, the Company’s outside legal counsel; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Offer.

The reasons why the Board believes that the Offer is not in the best interests of the Stockholders include the following:

•

The Board believes that the Offer Price (which, based on the Company’s interpretation of the Offerors’ statement that they intend to deduct “dividends declared or made” with respect to the Shares from the commencement of the Offer through its stated expiration date of November 21, 2011, is expected to be approximately $4.78 per Share) is less than the current and potential long-term value of the Shares, which belief is based on the Board’s significant knowledge of the Company’s assets and, among other things, the following information provided by Company management:

(i) the net Offer Price of $4.78 divided by the Company’s annualized company-defined funds from operations (“FFO”) per Share based on the first six months of 2011 implies an FFO multiple less than 10x. The Board considered 46 traded REITs by industrial, office and retail property types and, by property type, projected 2011 FFO multiples, which ranged from approximately 13x to 15x with an average of 14.2x, indicating that the Offer Price and the implied FFO multiple of less than 10x is inadequate; and

(ii) given the net Offer Price of $4.78 per Share and the Company’s dividend level of $0.125 a share for the fourth quarter of 2011, the Offer Price results in a dividend yield of over 10%, which is another indication that the Offer Price is insufficient when compared to the same 46 traded REITs’ dividend yield which averaged 4.0% as of October 10, 2011.

Company management, however, did not provide an estimate of the value of the Company or the Shares.

•

As described further in Item 8 below, the Company is commencing a Self-Tender Offer for up to 10,000,000 Shares at $6.00 per Share and without reduction for any dividends declared or made with respect to the Shares; we note, however, that the Company has the right to amend, extend or terminate the Self-Tender Offer. However, the Board believes that the offer price of the Self-Tender Offer is still less than the current and potential long-term value of the Shares. Accordingly, the Board does not recommend that Stockholders tender their Shares in the Self-Tender Offer or the lower Offerors’ Offer.

•

The Board believes that the Company’s existing quarterly share redemption program (the “Program”), which provides Stockholders who have held Shares for a minimum of one year with the opportunity, subject to the limitations of the Program, to sell their Shares at a price in excess of the Offer Price (which redemption price is currently $8.45 but is subject to change in accordance with the terms of the Program), is currently an alternative for Stockholders seeking to obtain liquidity for some of their Shares. The Board, however, is aware that in recent quarters, the Program was over-subscribed by Stockholders (and may in the future be over-subscribed by Stockholders), limiting redemptions to approximately 8%, 7%, 7% and 9% of the shares each Stockholder requested to be redeemed for the previous four quarters; that the Company’s ability to redeem Shares pursuant to the Program may be further limited based on the level of Stockholder participation in the Company’s Dividend Reinvestment Plan; and that the Board has the right to amend, suspend or terminate the Program at any time.

•

Given the Offer Price, the Board believes that the Offer represents an opportunistic attempt by the Offerors to purchase Shares at a low price and make a profit and, as a result, deprive the Stockholders who tender Shares in the Offer of the full current value of the Shares as well as the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Board noted that, in the Offerors’ own words: “The [Offerors] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $5 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the [Offerors’] objectives.”

•	The Offerors used a “liquidity discount” in determining the Offer Price as described in the Schedule TO, but they do not provide any analysis as to how they arrived at such discount.

•

The Offerors state that they will reduce the $5.00 per Share price that they are paying in the Offer by the amount of any dividends declared or made by the Company with respect to the Shares from and after the date of the Offer. Based on the Company’s interpretation of the Offerors’ statement that they intend to deduct “dividends declared or made” with respect to the Shares from the commencement of the Offer through its stated expiration date of November 21, 2011, the net Offer Price is expected to be approximately $4.78 per Share. This amount would be lower if the expiration date were delayed beyond November 21, 2011.

•

The Offer is subject to certain conditions, some of which provide the Offerors with the sole discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has material adverse significance with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Board noted that the Offer can be amended or terminated with little notice to Stockholders. Accordingly, the Board noted that there could be no assurance that the Offer would be completed as soon as the Offerors imply.

•

The Board remains committed to providing some liquidity to the Stockholders in a manner that it believes would be in the best interests of the Company and the Stockholders; however, there can be no assurance whether or when any alternatives to the current share redemption program will be adopted by the Board. Although the Company has filed a preliminary Registration Statement on Form S-11 for a potential public offering of common stock in which the Company would increase the size of the share redemption program and determine and publicly disclose a per Share net asset value on a daily basis, this is not currently a liquidity option for Stockholders, the Board makes no assurances that this new offering will occur or that the share redemption program will be expanded, and Stockholders should not assume the new offering will occur or the share redemption program will be expanded in making a decision as to whether to tender their Shares pursuant to the Offer. Other than the Company’s existing share redemption program, the potential share redemption program expansion in connection with a new offering, and the Self-Tender Offer, the Board has not considered any other possible liquidity options in the near term.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares to the Offerors pursuant to the Offer, each Stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board has the right to amend, extend or terminate the Self-Tender Offer and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change quarterly, as evidenced by the change in the quarterly distribution rate declared by the Board on September 29, 2011) or (ii) the timing of providing liquidity to the Stockholders. Although the Company has filed a preliminary Registration Statement on Form S-11 for a potential public offering of common stock in which the Company would increase the size of the share redemption program and determine and publicly disclose a per Share net asset value on a daily basis, this is not currently a liquidity option for Stockholders, the Board makes no assurances that this new offering will occur or that the share redemption program will be expanded, and Stockholders should not assume the new offering will occur or the share redemption program will be expanded in making a decision as to whether to tender their Shares pursuant to this Offer.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name: M. Kirk Scott
Title: Chief Financial Officer and Treasurer

Dated: November 3, 2011